

Mail Stop 3030

April 7, 2010

<u>Via U S Mail and FAX [(852) 2755 9452]</u>

Chung-Lun Yang
Chief Executive Officer
ACL Semiconductors Inc.
B24-B27, 1/F., Block B
Proficient Industrial Centre
6 Wang Kwun Road
Kowloon, Hong Kong

> **Re:     ACL Semiconductors Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on April 14, 2009**
> **File No.  000-50140**

Dear Mr. Yang:

        We have reviewed your filings and your response dated March 23, 2010, and have the following additional comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

1       We see that you have concluded that Aristo, an entity wholly-owned by your controlling shareholder, is a variable interest entity as defined in FASB Codification Topic 810.  We also note that your determination is based on the fact that Aristo's initial capitalization as contributed by its sole shareholder is minor in amount and that Aristo is largely dependent on continuous financial support from ACL.  These factors lead you to conclude that Aristo's equity investment at risk is not sufficient to permit it to finance its activities without additional subordinated financial support.  Please tell us how you applied the specific requirements of Topic 810 in assessing whether ACL is the primary beneficiary of Aristo.  Accordingly, tell us how you evaluated FASB ASC 810-10-05-8A and FASB ASC 810-10-25-38 through -38G in concluding that you have both (a) the power to direct the activities of Aristo that most significantly impact Aristo's economic performance; and (2) the obligation to absorb significant losses or the right to receive significant benefits related to the Aristo equity investment.  Please tell us how you considered the guidance applicable to related parties in FASB ASC 810-10-25-42 and -43 in reaching your conclusion.  In addition, tell us whether your conclusion regarding whether ACL is the primary beneficiary of Aristo was impacted by the changes in the underlying accounting guidance that became effective on November 15, 2009 (the legacy SFAS 167 guidance).

2       As a related matter, please tell us the annual and quarterly reporting periods you believe are impacted by your conclusion that you should consolidate Aristo under guidance applicable to variable interest entities.  Further, while we understand that the restatement will be reflected in your Form 10-K for the year ended December 31, 2009, please tell us your plans to amend any prior filings.  If you do not intend to amend prior filings, tell us how you concluded that this is not necessary to provide investors all information to make an informed investment decision.

3       You indicate in the Item 4-02 Form 8-K filed on March 29, 2010, that your annual financial statements for 2007 and 2008 should no longer be relied upon. Please tell us your plans to file restated financial statements for both of those years and whether your current auditor will audit the restated financial statements.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments.  In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant

copy:   John Watkins Esq.
            Reitler, Kailas & Rosenblatt
            fax  (212) 371-5500